SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
RENEGY HOLDINGS, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
75845J109

(CUSIP Number)
Robert M. Worsley
3418 N. Val Vista Drive
Mesa, Arizona 85213
(480) 218-8880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 13, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	755747102

1	NAMES OF REPORTING PERSON: (1) Robert M. Worsley Christi M. Worsley Robert M. Worsley and Christi M. Worsley Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona

	7	SOLE VOTING POWER

NUMBER OF		714 (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,377,498(3)(6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		714 (2)

WITH	10	SHARED DISPOSITIVE POWER

4,377,498 (3)(6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,378,212 (2)(3)(4)(6)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.25% of Common Stock(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

(1)	This is a joint filing by Robert M. Worsley, Christi M. Worsley and the Robert M. Worsley and Christie M. Worsley Revocable Trust (the “Trust”). Robert M. Worsley and Christi M. Worsley established the Trust and are the sole trustees of the Trust.

(2)	Robert M. Worsley individually owns options to acquire 714 shares of Common Stock of the Issuer which options are exercisable within 60 days of the date of this Schedule 13D. Does not include 59,400 shares of Common Stock issuable pursuant to options held individually by Mr. Worsley which are not exercisable within 60 days of the date of this Schedule 13D.

(3)	The Trust owns 3,553,157 shares of Common Stock of the Issuer and warrants, which are exercisable within 60 days of the date of this Schedule 13D, to purchase 824,341 shares of Common Stock of the Issuer. Does not include 1,648,682 shares issuable pursuant to warrants held by the Trust that are not exercisable within 60 days of the date of this Schedule 13D. Robert M. Worsley and Christi M. Worsley are the sole trustees of the Trust with voting and dispositive power of the Common Stock held by the Trust.

(4)	The Trust and Christi M. Worsley disclaim beneficial ownership of the 60,114 shares of Common Stock issuable pursuant to options owned individually by Robert Worsley as described in footnote 2.

(5)	Based on 6,207,812 shares of Common Stock of the Issuer outstanding as of August 9, 2008 as reported by the Issuer to the Reporting Persons. The 3,553,157 shares of Common Stock held by the Trust represents approximately 57.2% of such 6,207,812 shares of Common Stock. The 3,553,157 shares of Common Stock plus the 825,055 shares of Common Stock currently issuable pursuant to the vested warrants held by the Trust and the vested options held by Mr. Worsley represent (assuming the issuance of the shares of Common Stock pursuant to such warrants and options) approximately 62.25% of the Common Stock of the Issuer outstanding as of August 9, 2008.

(6)	Does not include shares of Common Stock of the Issuer that may be issued to the Trust upon conversion of a $1.0 million convertible subordinated promissory note currently held by the Trust or additional convertible notes that may be issued to the Trust in an aggregate principal amount of up to $4.0 million pursuant to a letter agreement with the Issuer, as described in more detail in Item 6 herein. The Reporting Persons disclaim beneficial ownership of such shares.

SCHEDULE 13D
Item 1. SECURITY AND ISSUER
     This Amendment No. 2 amends the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission on October 2, 2007 (as amended, this “Schedule 13D”) and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Renegy Holdings, Inc. (the “Issuer”), having its principal executive offices at 60 E. Rio Salado Parkway, Suite 1012, Tempe, Arizona 85281.
Item 2. IDENTITY AND BACKGROUND
     This Schedule 13D is filed by Robert M. Worsley (“R. Worsley”), Christi M. Worsley (“C. Worsley”) and the Robert M. Worsley and Christi M. Worsley Revocable Trust, a trust organized under the laws of the State of Arizona (the “Trust” and, together with R. Worsley and C. Worsley, the “Reporting Persons”). The Trust is a revocable trust established by R. Worsley and C. Worsley, and R. Worsley and C. Worsley are the trustees of such Trust.
     During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding and none were a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On October 1, 2007, the Trust received 3,774,048 shares of Common Stock (the “Contribution Shares”) from the Issuer in exchange for the Trust’s contribution of all of the membership interests of Renegy, LLC (“Renegy”), Renegy Trucking, LLC (“Renegy Trucking”) and Snowflake White Mountain Power, LLC (“SWMP”), each an Arizona limited liability company. The Trust contributed such membership interests to the Issuer in connection with a contribution and merger transaction effected on October 1, 2007 among Catalytica Energy Systems, Inc., a Delaware corporation (“Catalytica”), the Issuer, Snowflake Acquisition Corporation, a Delaware corporation, Renegy, Renegy Trucking, SWMP, and the Reporting Persons (the “Merger Transaction”). In connection with the Merger Transaction, the Trust also received a warrant on the same date to purchase 2,473,023 shares of Common Stock at an exercise price of $16.38 (the “Warrant”), the terms of which are described in Item 6 of this Schedule 13D. In accordance with the terms of the Contribution and Merger Agreement (as defined in Item 6 of this Schedule 13D), the number of Contribution Shares issued in the Merger Transaction were subsequently reduced by 220,891 shares to 3,553,157 shares as a result of the sale of certain wholly owned subsidiaries of the Issuer on November 7, 2007 for a sale price exceeding an amount specified in the Contribution and Merger Agreement. On June 10, 2008, warrants to purchase 824,341 shares of Common Stock pursuant to the Warrant vested.
     In connection with the Merger Transaction, on October 1, 2007 R. Worsley also received options to purchase 714 shares of Common Stock at an exercise price of $9.45 per share in exchange for options held by R. Worsley to purchase shares of common stock of Catalytica, which options were issued to R. Worsley by Catalytica on November 6, 2006 for certain consulting services.
     On January 22, 2008, R. Worsley received options to purchase 59,400 shares of Common Stock in accordance with the terms of R. Worsley’s employment agreement with the Issuer. The options become exercisable in 48 equal monthly installments commencing one month after the date of grant. The exercise of the options is subject to the approval of the Issuer’s 2007 Equity Incentive Plan by the Issuer’s stockholders. In the event such approval is not obtained, the options will be cancelled.
     On August 13, 2008, the Issuer issued a $1.0 million convertible subordinated promissory note to the Trust in exchange for funds previously received by the Issuer from the Reporting Persons to cover potential Project Cost (as defined in Item 6 hereof) overruns. The note is convertible into shares of Common Stock. In addition, on such date the Reporting Persons agreed to use commercially reasonable efforts to loan the Issuer, at the Issuer’s option, up to an additional $4.0 million, which debt, if issued, will be convertible into shares of Common Stock under the same terms as the $1.0 million note. The foregoing is described in more detail under the captions “Second Letter Agreement” and “Convertible Subordinated Promissory Note” in Item 6 hereof.
Item 4. PURPOSE OF TRANSACTION
     The Reporting Persons entered into the Merger Transaction to combine the businesses of Renegy, Renegy Trucking and SWMP, which were wholly owned by the Reporting Persons, with the business of Catalytica. Renegy, Renegy Trucking and SWMP engage in the businesses of creating and operating renewable energy power projects and harvesting biomass fuel. At the time of the Merger Transaction, Catalytica provided innovative products and services to meet the demand for clean energy production, with a focus on cost-effective emissions control solutions for the coal-fired power generation industry. On November 7, 2007, the Issuer sold Catalytica’s operating subsidiaries as described in more detail under Item 6 hereof.
     The Issuer issued the Note (as defined in Item 6) to the Trust, and the Reporting Persons agreed to use commercially reasonable efforts to loan up to an additional $4.0 million to the Issuer, at the option of the Issuer, in exchange for one or more additional convertible notes in order to provide additional liquidity for the Issuer for working capital and general corporate purposes, as described in more detail under Item 6.
Item 5. INTERESTS IN SECURITIES OF THE ISSUER
     As of the date of this Schedule 13D, the Reporting Persons beneficially own 4,378,212 shares of Common Stock in the aggregate, which includes (i) 3,553,157 shares of Common Stock issued to the Trust in connection with the Merger Transaction, (ii) 824,341 shares of Common Stock currently issuable to the Trust pursuant to the portion of the Warrant that has vested, and (iii) 714 shares of Common Stock issuable pursuant to options held by R. Worsley individually that are vested as of the date of this Schedule 13D. The 4,378,212 shares represent approximately 62.25% of the shares of Common Stock outstanding, assuming the issuance of the 825,055 shares of Common Stock upon exercise of the vested warrant shares and the vested options held by R. Worsley as the date of this Schedule 13D and based on 6,207,812 shares of Common Stock reported by the Issuer to the Reporting Persons to be outstanding as of August 9, 2008.
     R. Worsley and C. Worsley share sole voting and investment power over 3,553,157 shares of Common Stock held by the Trust and, upon exercise of all or a portion of the Warrant, will share sole voting and investment power over the shares of Common Stock issuable to the Trust pursuant to the Warrant. Currently, 824,341 warrant shares under the Warrant have vested. R. Worsley has sole voting and investment power over 714 shares of Common Stock issuable pursuant to vested options held by him individually. The Trust and C. Worsley disclaim beneficial ownership of the 60,114 shares of Common Stock issuable pursuant to the options owned individually by R. Worsley as described in Item 3 hereof.
     The Trust currently holds a $1.0 million convertible subordinated promissory note issued by the Issuer, and the Reporting Persons have agreed to use commercially reasonable efforts to loan up to an additional $4.0 million to the Issuer, at the option of the Issuer, in exchange for additional convertible notes. The $1.0 million convertible note is convertible, and the additional notes issued under the $4.0 million loan arrangement, if any, will be convertible, into shares of Common Stock upon the occurrence of certain events and subject to certain conditions as described under Item 6 hereof; however, the number of shares that may be issued upon conversion are indeterminable as of the date hereof. The Reporting Persons disclaim beneficial ownership of shares of Common Stock that may be issuable upon conversion of such notes. In the event shares of Common Stock are issued to the Trust upon conversion of the notes described herein, R. Worsley and C. Worsley will share sole voting and investment power over such shares.
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF
              THE ISSUER
     R. Worsley and his spouse, C. Worsley, established the Trust and are the sole trustees of the Trust.
     Contribution and Merger Agreement
     The Reporting Persons are parties to a Contribution and Merger Agreement with Catalytica, the Issuer, Snowflake Acquisition Corporation, a Delaware corporation, Renegy, Renegy Trucking and SWMP, dated May 8, 2007, as amended (the “Contribution and Merger Agreement”), pursuant to which the Issuer agreed to grant 3,774,048 shares of Common Stock (prior to adjustment pursuant to the Share Ownership Reconciliation Agreement as described below) and a Warrant to purchase 2,473,023 shares Common Stock to the Trust in exchange for all of the membership interests of Renegy, Renegy Trucking and SWMP. In addition to the rights of the parties set forth in the Registration Rights Agreement and Warrant described below, the parties are subject to certain restrictions and obligations with respect to the transfer and voting of shares of Common Stock, as more fully described in the Contribution and Merger Agreement, including the amendments thereto, copies of which are attached hereto as Exhibits 1, 2 and 3 and which are incorporated herein by reference. In addition, pursuant to the Contribution and Merger Agreement, the Reporting Persons and the Issuer have certain indemnification obligations with respect to their respective representations, warranties, covenants and agreements made therein. Such indemnification obligations of the parties will survive until April 1, 2009, except for any indemnification claim resulting from fraud or intentional misrepresentation. The indemnification obligations of the Reporting Persons and the Issuer may be satisfied in cash or shares of Common Stock, as more particularly described in the Contribution and Merger Agreement.
     SCR-Tech Sale and Share Ownership Reconciliation Agreement
     As described elsewhere in this Schedule 13D, the Contribution and Merger Agreement provided that the number of Contribution Shares issued to the Trust in connection with the Merger Transaction were to be reduced in the event of the subsequent sale of certain wholly owned subsidiaries of the Issuer, including SCR-Tech, LLC, CESI-Tech Technologies, Inc. and CESI-SCR, Inc. (collectively, “SCR-Tech”), for a sale price exceeding an amount specified in the Contribution and Merger Agreement. On November 7, 2007, SCR-Tech was sold for a sale price in excess of such specified amount. On February 12, 2008, the Issuer and the Trust entered into a SCR-Tech Sale and Share Ownership Reconciliation Agreement (the “Share Ownership Reconciliation Agreement”) pursuant to which the parties agreed that the number of Contribution Shares was to be reduced by 220,891 shares from 3,774,048 shares to 3,553,157 shares as a result of the sale of SCR-Tech in accordance with the terms of the Contribution and Merger Agreement.
     A copy of the Share Ownership Reconciliation Agreement is filed as Exhibit 6 hereto and is incorporated herein by reference.
     Registration Rights Agreement
     The Trust is party to a Registration Rights Agreement, dated October 1, 2007 (the “Registration Rights Agreement”), with the Issuer pursuant to which the Issuer has agreed to prepare and file a registration statement pursuant to Rule 415 under the Securities Act of 1933 covering the resale from time to time of all of the shares of Common Stock issued to the Trust in connection with the Merger Transaction, as well as all shares of Common Stock issuable upon exercise of the Warrant issued to the Trust in connection with the Merger Transaction, as described below. The Issuer must prepare and file such registration statement upon the request of the Trust (or the then holder of a majority of the registrable securities subject to the Registration Rights Agreement), which request may be made any time from and after 270 days after the October 1, 2007 closing of the Merger Transaction, provided that the Issuer may delay any requested registration for up to 60 consecutive days in any calendar year (or 120 days in the aggregate in any calendar year) if and for so long as certain conditions exist. Additionally, the Issuer will not be obligated to effectuate more than one registration in any twelve-month period, and there are certain proscriptions with respect to when a request for registration may be made. Upon the effectiveness of the resale registration statement, the registered shares of Common Stock will be freely tradable by the Trust. The Issuer will be responsible for all fees and expenses in connection with the preparation and filing of a registration statement under the Registration Rights Agreement.
     A copy of the Registration Rights Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference.
     Warrant
     Pursuant to the Contribution and Merger Agreement, the Issuer issued 2,473,023 Common Stock purchase warrants to the Trust. Each warrant entitles the Trust the right to purchase one share of Common Stock. The exercise price of the warrants is $16.38 per share, provided that the warrants’ exercise price may be adjusted pursuant to standard adjustment provisions for stock splits, distributions, reorganizations, mergers and consolidations and the like. The warrants are transferable by the Trust or any subsequent permitted transferee only to the warrant holder’s spouse, the ancestors or descendants of the warrant holder or his spouse, or any ancestor or descendant of any such ancestors or descendants, or any trust for the benefit of any of the foregoing persons. The warrants will vest, if at all, in three equal tranches of 824,341 shares each, upon the completion of each of three operating milestones. The warrants will be exercisable beginning on the dates that the specified milestones are achieved and, with respect to each tranche of the warrants that vest in accordance with a particular milestone, will expire upon the date that is the later of the four-year anniversary of the date of issuance of the warrants and the two-year anniversary of the date on which the particular milestone applicable to such tranche of the warrants is achieved; provided, that in no event will the warrants expire later than the six-year anniversary of the date of issuance of the warrants. The first operating milestone, the achievement of commercial operation of the Plant (as defined below under the caption “Overrun Guaranty”) by July 1, 2008, was achieved on June 10, 2008, and the first tranche of 824,341 shares vested and became exercisable on that date.
     The holder of a warrant may pay the exercise price in cash. In lieu of exercising the warrants for cash, if at any time more than 240 days from the date of issuance of the warrants the holder is not able to sell the shares underlying the warrants pursuant to an effective registration statement filed by the Issuer under the Registration Rights Agreement described above, such warrants may be exercised by net cashless exercise.
     A copy of the Warrant issued to the Trust is filed as Exhibit 5 hereto and is incorporated herein by reference.
Overrun Guaranty
     Pursuant to an Overrun Guaranty, dated May 8, 2007 (the “Overrun Guaranty”), entered into in connection with the Contribution and Merger Agreement, the Reporting Persons agreed to pay to the Issuer the amount by which project costs (“Project Costs”) related to the construction and commissioning of the Issuer’s biomass power plant in Snowflake, Arizona (the “Plant”) exceed the sum of the Project Cost budget of approximately $67.3 million and $2.0 million in sufficient time for the Issuer to pay such excess Project Costs. The Overrun Guaranty was subsequently amended pursuant to the terms of the First Letter Agreement and Second Letter Agreement, each described below.
     A copy of the Overrun Guaranty is filed as Exhibit 7 hereto and is incorporated herein by reference.

First Letter Agreement
     On February 12, 2008, the Reporting Persons and the Issuer entered into a letter agreement (the “First Letter Agreement”) which set forth the parties’ responsibilities to pay for Project Costs. Pursuant to the Contribution and Merger Agreement and the Overrun Guaranty, the Issuer had previously agreed to pay up to $2.0 million of Project Costs that exceed the $67,310,572 Project Cost budget for the Plant, and the Reporting Persons agreed to pay all additional excess Project Costs. Pursuant to the First Letter Agreement, the parties agreed that, notwithstanding the provisions of the Contribution and Merger Agreement and the Overrun Guaranty, the Issuer would be responsible for the payment of an additional $6.0 million of capital costs related to the Plant (in addition to the $2.0 million of Project Costs), and the Reporting Persons would be responsible for payment of all other Project Costs. The First Letter Agreement required the Reporting Persons to deposit a minimum of $5.0 million in cash in the Issuer’s general operating bank account by March 5, 2008, which deposit was timely made by the Reporting Persons, to be applied against the Reporting Persons’ obligations to pay for Project Costs as described above. To provide additional liquidity for the Issuer for working capital and general corporate purposes, the Reporting Persons also agreed to personally guarantee a line of credit for an amount up to $6.0 million to be established for the Issuer at a bank or other financial institution reasonably acceptable to the Issuer. In addition, the Reporting Persons agreed to provide a $6.0 million line of credit to the Issuer on or before March 31, 2008 until such time as the Issuer was able to establish a line of credit with a financial institution or arrange for alternative financing. On March 28, 2008, the Issuer obtained a $6.2 million credit facility from Comerica Bank. As a result, the Reporting Persons’ obligation to provide a $6.0 million line of credit has been released.
     A copy of the First Letter Agreement is filed as Exhibit 8 hereto and is incorporated herein by reference.
Second Letter Agreement
     On August 13, 2008, the Reporting Persons and the Issuer entered into a second letter agreement (the “Second Letter Agreement”) to finalize all amounts owed by the Reporting Persons to the Issuer for Project Costs. Pursuant to the Second Letter Agreement, the parties agreed that, notwithstanding the provisions of the Contribution and Merger Agreement, the Overrun Guaranty and the First Letter Agreement, the Reporting Persons’ obligations to pay for unpaid Project Cost overruns incurred prior to the commencement of commercial operations of the Plant on June 10, 2008 would be satisfied by (i) the $5.0 million cash deposit previously made by the Reporting Persons to the Issuer (as described above under the caption “First Letter Agreement”) and (ii) funding by the Reporting Persons, through the direct deposit of funds or a letter of credit, of the debt service reserve (as defined in the Issuer’s credit agreement with its project lender for the Plant, CoBank, ACB, the “DSR”) of approximately $2.8 million beginning at the time the Issuer’s construction loans with CoBank relating to the Plant convert into term loans, which, as of the date of this Schedule 13D, the Issuer expects to occur on or before September 30, 2008. The Second Letter Agreement provides that the Reporting Persons will be released from their obligation with respect to the DSR to the extent the Plant operates in excess of certain output parameters. Specifically, the Reporting Persons’ obligation to fund the DSR will be reduced monthly in an amount equal to 70% of the revenue on a daily output in excess of 576 megawatt-hours. In addition, the parties agreed that previous deposits by the Reporting Persons with the Issuer in the aggregate amount of $1.0 million for purposes of paying potential Project Cost overruns will be treated as loan proceeds in exchange for the issuance of $1.0 million in convertible debt to the Trust, as evidenced by a Convertible Subordinated Promissory Note issued by the Issuer to the Trust on August 13, 2008 (the “Note”), which Note is described in more detail below under the caption “Convertible Subordinated Promissory Note.” The Second Letter Agreement also requires the Reporting Persons to use commercially reasonable efforts to loan the Issuer up to $4.0 million, at the option of the Issuer, any time during the period commencing October 1, 2008 through the earlier of (a) December 31, 2009 or (b) the date upon which the Issuer completes an Equity Funding Event (as defined below under the caption

“Convertible Subordinated Promissory Note”), under the same terms as the convertible debt represented by the Note, to fund the Issuer’s operations for the remainder of 2008. Pursuant to the Second Letter Agreement, the Issuer also agreed and acknowledged that 824,341 of the shares issuable under the Warrant vested as of June 10, 2008 as a result of the achievement of commercial operation of the Plant. The Second Letter Agreement constitutes an amendment to the Contribution and Merger Agreement, the Overrun Guaranty and the First Letter Agreement.
     A copy of the Second Letter Agreement is filed as Exhibit 9 hereto and is incorporated herein by reference.
Convertible Subordinated Promissory Note
     On August 13, 2008, the Issuer issued a Convertible Subordinated Promissory Note (the “Note”) to the Trust in the principal amount of $1.0 million in exchange for cash advances made by the Reporting Persons to the Issuer in the amounts of $600,000 and $400,000 on June 30, 2008 and July 7, 2008, respectively. The Note is subordinate to all other secured debt of the Issuer and accrues interest at a rate of 10% per annum. The principal and accrued interest under the Note are due and payable by the Issuer on December 31, 2009. The Note will automatically convert if, prior to December 31, 2009, the Issuer obtains at least $5.0 million of equity financing pursuant to the issuance of equity securities of the Issuer in a private placement to one or more bona fide third party investors (an “Equity Funding Event”). Upon completion of an Equity Funding Event, the entire principal amount of the convertible debt represented by the Note, together with accrued interest thereon, will be automatically converted as part of such financing into the same type of equity securities issued in the Equity Funding Event and at the same purchase price for such equity securities. Commencing December 31, 2008, the Trust will have the right to convert the outstanding principal and accrued interest under the Note, in whole but not in part, into Common Stock at a per share conversion price equal to the closing price of the Common Stock as quoted on the Nasdaq Capital Market (or such other national securities exchange or other quotation medium that publishes quotes of the Common Stock) on the date prior to the date of the Trust’s notice of conversion to the Issuer. The Note provides that any conversion of the Note would be subject at all times to the applicable Marketplace Rules of the Nasdaq Stock Market, LLC regarding stockholder approval (for so long as the Issuer’s securities are subject to such rules). Upon prior written notice to the Trust, the Issuer may at any time prepay in whole or in part the principal of the Note, plus interest accrued to the date of such payment.
     A copy of the Note is filed as Exhibit 10 hereto and is incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Contribution and Merger Agreement, dated as of May 8, 2007, incorporated by reference to Exhibit 2.1 to the Issuer’s registration statement on Form S-4, filed on August 31, 2007.

2	Amendment No. 1 to Contribution and Merger Agreement, dated as of August 9, 2007, incorporated by reference to Exhibit 2.2 to the Issuer’s registration statement on Form S-4, filed on August 31, 2007.

3	Amendment No. 2 to Contribution and Merger Agreement, dated as of September 20, 2007, incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2007.

4	Registration Rights Agreement, dated as of October 1, 2007, incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2007.

5	Warrant, dated as of October 1, 2007, incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2007.

6	SCR-Tech Sale and Share Ownership Reconciliation Agreement, dated February 12, 2008, incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2008.

7	Overrun Guaranty, dated as of October 1, 2007, incorporated by reference to exhibits to the Issuer’s Registration Statement on Form S-4 (file No. 333-144110) filed with the Securities and Exchange Commission on June 28, 2007.

8	First Letter Agreement, dated February 12, 2008, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2008.

9	Second Letter Agreement, dated August 13, 2008, incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.

10	Convertible Subordinated Promissory Note, dated August 13, 2008, incorporated by reference to Exhibit 4.4 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.

11	Joint Filing Agreement

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2008	ROBERT M. WORSLEY AND CHRISTI M. WORSLEY REVOCABLE TRUST

	By:	/s/ Robert M. Worsley
	Name:	Robert M. Worsley
	Title:	Trustee

	By:	/s/ Christi M. Worsley
	Name:	Christi M. Worsley
	Title:	Trustee

Dated: August 28, 2008	ROBERT M. WORSLEY

/s/ Robert M. Worsley

Dated: August 28, 2008	CHRISTI M. WORSLEY

/s/ Christi M. Worsley